CONFIDENTIAL

October 4, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: David Irving, Bonnie Baynes, Susan Block and Nolan McWilliams

Re:	Inter Platform, Inc. Draft Registration Statement on Form F-4 Submitted August 23, 2021 CIK No. 0001864163

Ladies and Gentlemen,

On behalf of our client, Inter Platform, Inc. (the “Company”), we hereby submit the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in the Staff’s letter dated September 17, 2021 (the “Comment Letter”) with respect to the draft registration statement on Form F-4 (CIK No. 0001864163) (the “Draft Registration Statement”) confidentially submitted to the Commission on August 23, 2021. This letter is being submitted together with a revised Draft Registration Statement (“Amendment No. 1”). For the convenience of the Staff, we are also sending, under separate cover, a marked copy of Amendment No. 1 showing changes from the Draft Registration Statement as originally confidentially submitted.

We have reproduced below in italics the Staff’s comments and have provided the Company’s response below each comment. All page numbers (other than those in the Staff’s Comments) refer to the page numbers in Amendment No. 1. Capitalized terms used but not otherwise defined herein have the meanings set forth in Amendment No. 1.

Amendment No. 1 also includes:

•	A description of the SoftBank Roll-Up Agreement, pursuant to which SoftBank, one of Banco Inter’s major shareholders, will contribute its indirect interest in Banco Inter into Inter Platform through a preparatory corporate reorganization, subject to certain conditions.

Division of Corporation Finance

U.S. Securities and Exchange Commission, p. 2

•	A description of the probable acquisition of Pronto Money Transfer Inc., a California corporation (USEND) by Banco Inter. This potential acquisition is not a significant acquisition under Regulation S-X, and no financial statements of the target or pro forma financial information is required under Section 3-05 and Article 11 of Regulation S-X.

Draft Registration Statement on Form F-4

Cautionary Statement Concerning Forward-Looking Statements, page ii

1.	Please note that the provisions for forward looking statements in Securities Act Section 27A and Exchange Act Section 21E do not apply to an issuer which is not yet a reporting company. Please revise the first paragraph to remove the implication the Private Securities Litigation Reform Act safe harbor applies or make clear that the safe harbor does not apply to forward looking statements made in this offering.

Response

The Company has revised the first paragraph of the “Cautionary Statement Concerning Forward-Looking Statements” section on page ii of Amendment No. 1 to exclude references to the Securities Act and the Exchange Act. The Company has also included a sentence to make clear that the safe harbor for forward looking statements in the Securities Act and the Exchange Act does not apply to forward looking statements made in this offering.

Summary of Inter, page 10

2.	We note your disclosure on page 12 that in November 2019, you launched your mobile application and Super App. Please clarify if one app contains both your financial and non-financial services or products, including the Stone Merchant Ecosystem depicted on page 13.

Response

The Company has revised the description of the Super App on page 13 of Amendment No. 1 to clarify that the Super App provides customers with access to all of the Company’s financial and non-financial services. The Company has also clarified that the Super App is not integrated with the Stone Merchant Ecosystem.

Summary of the Proposed Transaction, page 15

3.	Please provide a depiction in the summary section of your corporate structure before and after the proposed transaction.

Response

The Company has included charts depicting its corporate structure before and after the Proposed Transaction in the section “Summary of the Proposed Transaction,” on page 17 of Amendment No. 1.

Approval of the Proposed Transaction by Banco Inter Board of Directors, page 18

4.	We note the disclosure here that the final terms of the Proposed Transaction are still being defined and the board will deliberate whether the proposed transaction is advisable, fair and in the best interests of Banco Inter prior to calling the Banco Inter General meeting. Please advise if the board's deliberation and determination will be provided prior to effectiveness.

Division of Corporation Finance

U.S. Securities and Exchange Commission, p. 3

Response

The Company confirms that the deliberation of Banco Inter’s board of directors as to the Proposed Transaction, together with the determination as to whether the Proposed Transaction is advisable, fair and in the best interests of Banco Inter (the “Board Decision”), will be made prior to effectiveness.

The Company expects that the Board Decision will be made at least one day prior to the first public filing of the registration statement and that it will be disclosed in the first public filing of the registration statement. The Company expects to request effectiveness of the registration statement between the date of the notice to convene the Banco Inter General Meeting and the date of the Banco Inter General Meeting (and in any event, at least 15 days after the first public filing). Please find below the Company’s tentative timeline, including the Company’s expected filing dates:

•	No later than October 26, 2021 – Board Decision.

•	On or about October 27, 2021 – First public filing of the registration statement on Form F-4.

•	On or about October 28, 2021 – Notice of the Banco Inter General Meeting.

•	On or about November 12, 2021 – Request for effectiveness, assuming that the Company will have received and addressed all comments from the Staff on the first public filing.

•	On or about November 15, 2021 – Declaration of effectiveness.

•	On or about November 18, 2021 – Banco Inter General Meeting.

•	Week of December 20 – Closing Date.

The Banco Inter General Meeting will be cancelled and will not occur if there is no declaration of effectiveness of the Company’s registration statement prior to the date of the Banco Inter General Meeting.

Amendment No. 1 contains adjustments to reflect the timeline described above, as well as other procedural details related to the Proposed Transaction, including settlement mechanics, which will occur in Brazil through the facilities of the Central Depositary of B3 (Central Depositária da B3), as well as the timing for exercise of the cash-out option through the receipt of Cash Redeemable Shares.

Information About Banco Inter, page 84

5.	Please clarify for us the use of the "fintech" as it applies to your banking services and if it refers to any digital assets.

Response

The Company clarifies that the term “fintech” is used throughout the document to describe companies that provide technology to support or enable banking services or provide these services themselves. The Company also confirms that it does not have operations that rely on “digital assets” (understood here as an asset that is issued or transferred using distributed ledger or blockchain technology). The Company has revised the disclosure to clarify the definition of the term “fintech” on page 89 of Amendment No. 1.

Day-to-day banking, page 85

6.	Please quantify the decrease and recovery in transactions attributed to the impact of the COVID-19 pandemic and, if known, discuss the trends in this regard in 2021.

Division of Corporation Finance

U.S. Securities and Exchange Commission, p. 4

Response

The Company has revised the disclosure on page 90 of Amendment No. 1 to quantify the decrease and recovery in transactions attributed to the impact of the COVID-19 pandemic. The revised disclosure includes specific data on the evolution in the volume of transactions between the first quarter of 2020 and the second quarter of 2021, the evolution of the number of new accounts in the same periods, and expected trends for the future.

Sustainable Revolution

Favorable Regulatory Market and Framework, page 93

7.	Please discuss in the first paragraph of this subsection the basis of your belief that the established digital model is more resilient to crises.

Response

The Company has revised the disclosure as requested (see page 98 of Amendment No. 1) to describe the basis of its belief that its established digital model is more resilient to crisis compared to traditional banking operations because of the Company’s reliance on digital, as opposed to physical, structures to operate.

Our Subsidiaries and Key Investors, page 94

8.	To the extent necessary to understand your business, please also include your significant subsidiaries in the corporate structure charts in the "Overview" section on pages 66-68.

Response

The Company has included a chart with its subsidiaries in the section “Information About Banco Inter,” on page 101 of Amendment No. 1. Since none of Banco Inter’s subsidiaries will be directly affected by the Proposed Transaction, the Company believes that the inclusion of the subsidiaries in the charts of the section “The Proposed Transaction―Overview” on pages 70 to 72 of Amendment No. 1 is not necessary. The Company has also included cross-references to its subsidiaries chart below the charts describing the structure of the Proposed Transaction.

9.	Given your securities segment and your disclosure here regarding Inter DTVM and Inter Asset, please provide us an analysis under Section 3 of the Investment Company Act of 1940 with respect to whether or not the company is an investment company within the meaning of the Act. As part of your response, please also include an analysis of any exemptions you rely upon, if applicable, or advise. Please also add risk factor disclosure to the registration statement to discuss the risks associated with you falling within the definition of investment company under the Investment Company Act of 1940, notwithstanding efforts to structure and operate your business in a manner that avoids investment company status. In the risk factor, address why the company believes it is not an investment company, including by reference to any applicable exemptions from investment company status, as well as a description of the consequences to the Company should it be deemed an investment company under the 1940 Act.

Division of Corporation Finance

U.S. Securities and Exchange Commission, p. 5

Response

Section 3(a)(1)(A), (B) and (C) of the Investment Company Act of 1940, as amended (the “Investment Company Act”) define the term “investment company” for purposes of the Investment Company Act. (All terms used in this response that are defined in the Investment Company Act have the meanings ascribed to them therein.) The Company is not an investment company because neither its assets nor its operations bring it within any of these definitions.

•	With respect to Section 3(a)(1)(A), the Company is not, and does not hold itself out as being engaged primarily, and does not propose to engage primarily, in the business of investing, reinvesting, owning, holding or trading in securities. Rather, the Company is (and after the Proposed Transaction will remain) primarily engaged, through one or more majority-owned subsidiaries, in the business of acting as a holding company for its now majority-owned subsidiary Banco Inter (and after the Proposed Transaction, Banco Inter will be a wholly-owned subsidiary). Banco Inter, as discussed below, is a “foreign bank” as defined in Rule 3a-6 under the Investment Company Act and is therefore exempted from “investment company” status pursuant to such rule.

•	The Company is not an investment company under Section 3(a)(1)(B) (a “face-amount certificate company”) because it is not engaged, has not been engaged, and does not propose to be engaged, in the business of issuing face-amount certificates of the installment type, and does not have any such certificate outstanding.

•	The Company is not an investment company under Section 3(a)(1)(C) because it does not own or propose to acquire investment securities with a value exceeding 40% of the Company’s total unconsolidated assets (exclusive of U.S. Government securities and cash items) (“adjusted total assets”). For purposes of the Section 3(a)(1)(C) test, the term “investment securities” does not include securities issued by a majority-owned subsidiary of the entity in question so long as such subsidiary is not itself an investment company (or relying on the exclusions from such term under Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act). In the case of the Company, substantially all of the value of its adjusted total assets on an unconsolidated basis consist of equity interests in an intermediate holding company, Inter Holding Financeira, which is a wholly-owned subsidiary of the Company. Inter Holding Financeira is not an investment company under Section 3(a)(1)(A) or Section 3(a)(1)(B) for the same reasons applicable to the Company as described above. And substantially all of the value of Inter Holding Financeira’s adjusted total assets on an unconsolidated basis consist of equity interests in Banco Inter, which is a majority-owned subsidiary of Inter Holding Financeira.

Banco Inter is not an investment company, pursuant to the exemption set forth in Rule 3a-6 under the Investment Company Act. Banco Inter is a banking institution incorporated under the laws of Brazil that is: (A) regulated as such by the Brazilian Central Bank; (B) engaged substantially in commercial banking activity and (C) not operated for the purpose of evading the provisions of the Investment Company Act. In particular, (i) Banco Inter is authorized to accept demand and other types of deposits and to extend commercial and other types of credit, (ii) the principal activities of Banco Inter are deposit taking and credit extension and (iii) Banco Inter holds itself out as engaged in, and engages in, the business of accepting demand and other types of deposits and extending commercial and other types of credit on a continuous basis, including actively soliciting depositors and borrowers. As of June 30, 2021, (1) more than 70% of Banco Inter’s liabilities were comprised of demand and other types of deposits, (2) more than 40% of Banco Inter’s assets were comprised of loans and other extensions of credit made by Banco Inter and (3) more than 50% Banco Inter’s total annual revenues were derived from extensions of credit made by Banco Inter, in each case that are customary for commercial banks in Brazil.

Division of Corporation Finance

U.S. Securities and Exchange Commission, p. 6

With respect to your comment in relation to the securities segment and disclosure regarding Inter DTVM and Inter Asset, we note that Inter Asset and Inter DTVM are majority owned subsidiaries of Banco Inter, representing, respectively, 0.02% and 0.58% of Banco Inter’s assets on a consolidated basis and 9.10% and 4.70% of Banco Inter’s net income after taxes on a consolidated basis, as of and for the six-month period ended June 30, 2021. Analysis of the investment company status of Inter DTVM and Inter Asset is thus not necessary to a conclusion that Banco Inter is exempt under Rule 3a-6 or that each of the Company and Inter Holding Financeira is not an investment company under Section 3(a)(1)(A), (B) or (C). However, Inter Asset is primarily engaged in an investment advisory business, and Inter DTVM is primarily engaged in brokerage, underwriting and other businesses contemplated by the Section 3(c)(2) exclusion from the term “investment company. We note that each of Inter Asset and Inter DTVM conduct their respective businesses outside the United States and do not have U.S. clients.

Following the consummation of the Proposed Transactions, (i) the Company will hold its equity interest in Inter Holding Financeira through a new wholly owned subsidiary, substantially all of the assets of which will be equity interests in Inter Holding Financeira, and (ii) Inter Holding Financeira’s equity interest in Banco Inter will be increased such that Banco Inter will become a direct wholly owned subsidiary of Inter Holding Financeira, and an indirect wholly owned subsidiary of the Company. Following such transactions, the Company will continue not to be an investment company under Section 3(a)(1)(A), (B) or (C) of the Investment Company Act, in accordance with substantially the same analysis set forth above.

The Company has also revised its disclosure to include a risk factor discussing the Investment Company Act, including all of the information requested by the Staff (see page 34 of Amendment No. 1).

Overview, page 107

10.	Please discuss, including quantitatively where possible, any known events or uncertainties that have had, or that you reasonably expect will have, a material favorable or unfavorable impact on revenue or results of operations. We note by way of example your disclosure in the carryover risk factor on pages 31-32 that the COVID-19 pandemic worsened in Brazil throughout the first quarter 2021 and your disclosure in the first full risk factor on page 47 of the risks of changes in the Central Bank basic interest rate. Please also summarize this discussion in "Summary of Inter" beginning on page 10. Refer to the introductory paragraph of Item 5 of Form 20-F.

Response

The Company has adjusted the disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations―Overview” (starting on page 113 of Amendment No. 1) to discuss uncertainties and events that affected or that it expects to affect the Company’s revenue or results of operations. This discussion includes the impact of the Brazilian macroeconomic environment (including GDP growth or reduction, unemployment, interest rates and inflation), COVID-19, volume and quality of the Company’s credit portfolio, number of accountholders and the Company’s ability to cross-sell, reserve and lending requirements and the Company’s international expansion.

Major Shareholders and Related Party Transactions, page 168

11.	Please provide the natural person(s) that have voting and dispositive control over the shares held by the entities listed as major shareholders in the chart.

Division of Corporation Finance

U.S. Securities and Exchange Commission, p. 7

Response

The Company has revised the disclosure to include the requested information in the section “Major Shareholders and Related Party Transactions” on page 181 of Amendment No. 1.

Exhibits

12.	Please also include the Shareholder Agreements with SoftBank and Stone as exhibits, or advise.

Response

The Company has filed as an exhibit to Amendment No. 1 the shareholders agreement with Stone and the form of shareholders agreement with SoftBank, which is expected to become effective, subject to certain conditions, on the Closing Date.

General

13.	Please tell us why you did not include financial statements for Inter Platform, Inc. subsequent to the incorporation date of January 26, 2021. Alternatively, please include financial statements for Inter Platform, Inc. in your next amendment.

Response

The Company will include unaudited interim consolidated financial statements for the Company (Inter Platform, Inc.) as of and for the nine-month period ending September 30, 2021 in the first public filing of its registration statement. For the reasons detailed below, Banco Inter will be treated as a predecessor of the Company, and financial statements for the registrant and its predecessor will collectively be “as of” all dates and “for” all periods required by Articles 3 and 10 of Regulation S-X, as required by FRM 1170.2.

On May 7, 2021, the Company and Banco Inter completed the first step of the corporate reorganization of the Inter group, involving (i) the creation of the Company and Inter Holding Financeira S.A. (“HoldFin”), two new holding companies, with no operations and no assets, liabilities or contingencies, and (ii) the contribution of shares of Banco Inter held by the controlling shareholder and another founding shareholder of Banco Inter into HoldFin, and the contribution of the HoldFin shares owned by these shareholders into the Company. Following this first step, HoldFin and the Company have become the direct and indirect controlling entities of Banco Inter, respectively. The ultimate shareholders of Banco Inter, and their voting and non-voting interests in Banco Inter, were the same before and after this reorganization.

The Company has accounted for this first step of the reorganization as reorganization of entities under common control, and the pre-reorganization carrying amounts of Banco Inter’s assets and liabilities were reflected in the Company’s consolidated financial statements with no fair value adjustments. As a result, interim unaudited condensed and consolidated financial statements for the Company as of and for the nine-month period ending September 30, 2021 will reflect:

•	The historical operating results, cash flows and financial position of Banco Inter (predecessor) for the dates and periods prior to the date of the restructuring (i.e., from January 1 to May 7, 2021).

•	The consolidated operating results, cash flows and financial position of the Company for the dates and periods following the restructuring (i.e., from May 8 through September 30, 2021).

•	The contribution of Banco Inter’s consolidated assets and liabilities at book value on May 7, 2021.

Division of Corporation Finance

U.S. Securities and Exchange Commission, p. 8

•	The recognition of non-controlling interest on May 7, 2021, relating to the Banco Inter shareholders that have not yet migrated to the Company, measured in proportion to their economic interest in the book value of the consolidated net assets of Banco Inter.

•	The number of common shares issued by the Company, as a result of the reorganization is reflected retroactively to all periods presented for purposes of calculating earnings per share.

As the Company currently has no assets other than the shares of HoldFin, and HoldFin has no assets other than the shares of Banco Inter, the financial statements of the Company and Banco Inter are essentially the same, except for a non-controlling interest line in the Company’s statement of income. The Company does not believe that the presentation of separate financial statements for the Company and Banco Inter is required, or that they would be informative to investors.

The Company has not yet included interim financial statements for the Company, the successor of Banco Inter, because interim financial statements as of and for the nine-month period ended September 30, 2021, which will be required under Regulation S-X at the time of the contemplated offering, are not yet available. Under staff policy, a company conducting an initial public offering is permitted to omit financial information for historical periods if it reasonably believes such omitted periods will not be required to be included in the filing at the time of the offering, so long as the registration statement is amended prior to distributing any preliminary prospectus so that it contains all financial information required at the time of amendment.

14.	Please tell us why you did not include pro forma financial statements for the transaction between Inter Platform, Inc. and Banco Inter S.A. Alternatively, please include pro forma financial statements in your next amendment.

Response

The Company has included on page 112 of Amendment No. 1 a new section that will contain unaudited pro forma condensed consolidated statements of income for the nine months ended September 30, 2021 and for the year ended December 31, 2020, and the unaudited pro forma condensed balance sheet as of September 30, 2021. This pro forma financial information will be included in the first public filing of the registration statement.

The unaudited interim pro forma condensed consolidated statement of income for the year ended December 31, 2020 will be based on the historical audited annual financial statements of Banco Inter, and will give effect to: (i) imputed interest on the financing of the cash redemptions and (ii) estimated transaction costs.

The unaudited interim pro forma condensed consolidated statement of income for the nine months ended September 30, will be based on the historical unaudited interim consolidated financial statements of the Company, which will be included in the first public filing of the F-4, and will give effect to: (i) imputed interest on the financing of the cash redemptions; (ii) estimated transaction costs; (iii) the elimination of the allocation of profit (loss) to non-controlling interests, as a result of the completion of the Proposed Transaction and (iv) earnings per share based on the number of outstanding shares of the Company following the conclusion of the Proposed Transaction in two scenarios: (a) assuming that no former Banco Inter Shareholder elects to receive Cash Redeemable Shares or exercises their Withdrawal Right and (b) assuming that former Banco Inter Shareholders elect to receive Cash Redeemable Shares resulting in an aggregate cash payment in the amount of the Cash Redemption Threshold (while no Banco Inter shareholder will elect to exercise their Withdrawal Right).

Division of Corporation Finance

U.S. Securities and Exchange Commission, p. 9

The unaudited pro forma condensed balance sheet as of September 30, 2021 will be based on the historical unaudited interim consolidated financial statements of the Company, which will be included in the first public filing of the F-4, and will give effect to two different scenarios: (i) a scenario in which no former Banco Inter Shareholder elects to receive Cash Redeemable Shares or exercises their Withdrawal Right, in which case pro forma financial information will only show the elimination of the non-controlling interest equity line item, and (ii) a scenario in which former Banco Inter Shareholders elect to receive Cash Redeemable Shares resulting in an aggregate cash payment in the amount of the Cash Redemption Threshold (while no Banco Inter Shareholder will elect to exercise their Withdrawal Right), in which case, in addition to the elimination of the non-controlling interest equity line item, pro forma financial information will show (a) cash payment in the amount of the Cash Redemption Threshold to former Banco Inter Shareholder elects to receive Cash Redeemable Shares and (b) proceeds of a debt financing obtained in the amount equivalent to the Cash Redemption Threshold.

****************************

We appreciate the Staff’s review of this filing. If the Staff has any questions or requires any additional information, please do not hesitate to contact me at Cleary Gottlieb Steen & Hamilton LLP at 212 225 2530 or flodell@cgsh.com.

Very truly yours,

/s/ Francesca L Odell
Francesca L Odell, a partner

cc:	João Vitor N. Menin T. de Souza, Chief Executive Officer, Banco Inter, S.A.
Helena Lopes Caldeira, Chief Financial and Investor Relations Officer, Banco Inter, S.A.
Jonathan Mendes de Oliveira, Cleary Gottlieb Steen & Hamilton